Trinity Merger Corp.

May 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
 Attention: Mr. Courtney Lindsay

Re:	Trinity Merger Corp. Registration Statement on Form S-1 File No. 333-224244 (the “Registration Statement”)

Dear Mr. Lindsay:

Reference is made to our letter dated May 7, 2018, requesting the acceleration of effectiveness of the above-referenced Registration Statement. Pursuant to our conversations,Trinity Merger Corp., a Delaware corporation (the “Company”), hereby withdraws the earlier acceleration request and further requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:30 p.m., New York City time, on May 14, 2018, or as soon thereafter as possible.  Please call Glenn Pollner at (212) 351-2333 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

TRINITY MERGER CORP.

By:	/s/ Sean A. Hehir
Name: Sean A. Hehir Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]